EXHIBIT 99.1

Lifeway Foods EPS Increases 44% Year-Over-Year as Kefir Company Announces Results for the First Quarter Ended March 31, 2025

Net sales of $46.1 million; up 3.3% year-over-year

Consumer demand for probiotic Lifeway products drives 22nd consecutive quarter of year-over-year sales growth

Morton Grove, IL — May 13, 2025 — Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), a leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, reported financial results for the first quarter ended March 31, 2025.

“We’re thrilled to begin 2025 with continued topline momentum, delivering our 22nd consecutive quarter of year-over-year net sales growth,” commented Julie Smolyansky, President and Chief Executive Officer of Lifeway Foods. “Our Q1 performance builds on the foundation of our record-breaking 2024, as we continued to see consistent volume growth in our flagship drinkable Lifeway Kefir. Our topline growth follows a very strong first quarter in 2024 in which we delivered 18% growth. There are several important factors that highlight the underlying strength of the business that led to year-over-year growth. First, in the second half of last year we strategically eliminated a retail relationship to prioritize our branded offerings over private label and enhance our margins. Additionally, a sizeable distributor adjusted orders from delivery to direct pick-ups in late 2024, this leads to lower billed sales and correspondingly lower freight costs. Excluding the impact from both of these strategic adjustments, on a like-for-like basis, we delivered nearly 11% volume-led growth in the quarter, underscoring the power of our Lifeway branded products and the loyalty of our growing customer base.” added Ms. Smolyansky.

Ms. Smolyansky continued, “The accelerating consumer focus on health and wellness continues to be a tailwind for our business, with demand rising for protein-rich, probiotic and bioavailable foods, including our Lifeway Kefir and Farmer Cheese. Our strategic sales and marketing investments are clearly paying dividends, driving increased brand recognition, strong product velocities, and introducing the Lifeway brand to more and more customers who value premium, nutritious offerings. We see no impact of tariffs on our business at this time or in the foreseeable future. We expect consumer visits to grocery and club stores to increase amid tightening consumer spending, as shoppers seek better-for-you and nutritionally valuable foods and beverages, such as the highly bioavailable protein options and gut-healthy products that Lifeway offers. This focus on protein, gut health and select nutrients is especially true for consumers currently using GLP-1 medications and those who are looking for foods that naturally stimulate GLP-1 hormone production. As a result, our target addressable market has rapidly grown, and we are successfully capitalizing on that trend alongside our retailer partners through expanded distribution of our key products. This year we have received commitments at key retailers for more than 2,000 total incremental points of distribution across our product lines, including Lifeway Farmer Cheese, our new Flavor Fusions and our Probiotic Smoothies with Collagen. Lifeway products can also now be found in 40 airports across the country. Notably, in the last full week of April, we surpassed $5 million in gross sales, a record week for our business, propelled by demand for Lifeway Kefir and Farmer Cheese. The second quarter is off to a good start, and we plan to continue our investments behind our core branded products in 2025 to further capitalize on the tremendous market opportunity in front of us and extend upon the vast momentum we have achieved.”

First Quarter 2025 Results

Net sales were $46.1 million for the first quarter ended March 31, 2025, an increase of $1.5 million or 3.3% from the same period in 2024. The net sales increase was primarily driven by higher volumes of Lifeway’s branded drinkable kefir.

Gross profit as a percentage of net sales was 24.0% for the first quarter ended March 31, 2025.

Selling, general and administrative expenses as a percentage of net sales was 20.2% for the first quarter ended March 31, 2025.

1

The Company reported net income of $3.5 million or $0.23 per basic and diluted common share for the first quarter ended March 31, 2025.

We remain confident that the Company is on track to deliver Adjusted EBITDA1 of $45 - $50mm in FY2027.

1.	Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA is defined as Operating Income, as reported, plus Depreciation and Amortization, plus Stock-Based Compensation.

The Company does not provide guidance for GAAP Operating Income, nor a reconciliation of any forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures on a forward-looking basis, because it is unable to predict certain items contained in the GAAP measures without unreasonable efforts. These forward-looking non-GAAP financial measures do not include certain items, which may be significant, including, without limitation, non-recurring or non-operational expenses such as stock-based compensation, gain/loss on sale of equipment, deferred revenue and gain/loss on investments prior to payment of bonuses to employees.

Conference Call and Webcast

A webcast with Lifeway’s President and Chief Executive Officer discussing these results with additional comments and details is available through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/.

About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes' Best Small Companies, is America's leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces a variety of cheeses and a ProBugs line for kids. Lifeway's tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland, South Africa, United Arab Emirates, and France. Learn how Lifeway is good for more than just you at lifewayfoods.com.

Forward-Looking Statements

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, the drivers of demand for Lifeway’s products, consumer trends, the anticipated effects of scheduled upgrades at the Waukesha plant, expected operating efficiencies and expectations regarding future operating and financial performance. These statements use words, and variations of words, such as “will,” "continue," "future," "increase," "believe," "outlook," "expect," and "predict." You are cautioned not to rely on these forward-looking statements. These forward-looking statements are made as of the date of this press release, are based on current expectations of future events and thus are inherently subject to a number of risks and uncertainties, many of which involve factors or circumstances beyond Lifeway’s control. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway's expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; customer acceptance of products and services; and uncertainty regarding proposals or other actions taken by shareholders related to the unsolicited proposal made by Danone North America PBC (“Danone”) to acquire all of the shares of Lifeway stock that Danone does not already own. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway's Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Lifeway expressly disclaims any obligation to update any forward-looking statements (including, without limitation, to reflect changed assumptions, the occurrence of anticipated or unanticipated events or new information), except as required by law.

2

Non-GAAP Financial Measures

This press release refers to Adjusted EBITDA, which is a financial measure that has not been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), and may exclude items that are significant to understanding and assessing financial results. This non-GAAP measure is provided to enhance investors’ overall understanding of the Company’s financial performance. Non-GAAP financial measures should be considered as supplements to GAAP measures reported, should not be considered replacements for, or superior to, GAAP measures reported and may not be comparable to similarly named measures used by other companies. The Company’s calculation of non-GAAP financial measures may differ from methods used by other companies.

Perceptual Advisors
Dan Tarman
Email: dtarman@perceptualadvisors.com

Derek Miller
Vice President of Communications, Lifeway Foods
Email: derekm@lifeway.net

General inquiries:
Lifeway Foods, Inc.
Phone: 847-967-1010
Email: info@lifeway.net

3

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2025 and December 31, 2024

(In thousands)

	March 31, 2025	December 31,
	(Unaudited)	2024
Current assets
Cash and cash equivalents	$19,446	$16,728
Accounts receivable, net of allowance for credit losses and discounts & allowances of $2,030 and $1,590 at March 31, 2025 and December 31, 2024, respectively	16,684	15,424
Inventories, net	9,241	8,678
Prepaid expenses and other current assets	2,007	2,144
Refundable income taxes	–	631
Total current assets	47,378	43,605

Property, plant and equipment, net	28,112	26,862
Operating lease right-of-use asset	109	118
Goodwill	11,704	11,704
Intangible assets, net	6,223	6,358
Other assets	141	1,900
Total assets	$93,667	$90,547

Current liabilities
Accounts payable	$11,635	$10,401
Accrued expenses	3,939	5,103
Accrued income taxes	795	–
Total current liabilities	16,369	15,504
Operating lease liabilities	68	70
Deferred income taxes, net	3,062	3,062
Total liabilities	19,499	18,636

Stockholders’ equity
Preferred stock, no par value; 2,500 shares authorized; none issued	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,203 and 15,100 outstanding at March 31, 2025 and December 31, 2024, respectively	6,509	6,509
Treasury stock, at cost	(13,383)	(14,052)
Paid-in capital	2,680	4,632
Retained earnings	78,362	74,822
Total stockholders’ equity	74,168	71,911

Total liabilities and stockholders’ equity	$93,667	$90,547

4

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three months ended March 31, 2025 and 2024

(Unaudited)

(In thousands, except per share data)

	2025	2024
Net Sales	$46,091	$44,634

Cost of goods sold	34,254	32,438
Depreciation expense	802	661
Total cost of goods sold	35,056	33,099

Gross profit	11,035	11,535

Selling expense	4,698	3,700
General and administrative expense	4,628	4,136
Amortization expense	135	135
Total operating expenses	9,461	7,971

Income from operations	1,574	3,564

Other income (expense):
Interest expense	(14)	(51)
Gain on sales of investments	3,352	–
Other income (expense), net	54	(5)
Total other income (expense)	3,392	(56)

Income before provision for income taxes	4,966	3,508

Provision for income taxes	1,426	1,082

Net income	$3,540	$2,426

Net earnings per common share:
Basic	$0.23	$0.17
Diluted	$0.23	$0.16

Weighted average common shares outstanding:
Basic	15,134	14,691
Diluted	15,333	15,222

5

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Three months ended March 31,
	2025	2024
Cash flows from operating activities:
Net income	$3,540	$2,426
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	937	796
Stock-based compensation	326	673
Non-cash interest expense	3	2
Gain on sale of investments	(3,352)	–
Fair value loss on investment	20	–
(Increase) decrease in operating assets:
Accounts receivable	(1,259)	(1,189)
Inventories	(563)	974
Prepaid expenses and other current assets	136	31
Refundable income taxes	631	(378)
Increase (decrease) in operating liabilities:
Accounts payable	1,401	(6)
Accrued expenses	(2,765)	(1,309)
Accrued income taxes	795	(474)
Net cash (used in) provided by operating activities	(150)	1,546

Cash flows from investing activities:
Purchases of property and equipment	(2,219)	(2,469)
Proceeds from sale of investments	5,152	–
Net cash provided by (used in) investing activities	2,933	(2,469)

Cash flows from financing activities:
Repayment of note payable	–	(250)
Payment of deferred financing costs	(65)	–
Net cash used in financing activities	(65)	(250)

Net increase (decrease) in cash and cash equivalents	2,718	(1,173)

Cash and cash equivalents at the beginning of the period	16,728	13,198

Cash and cash equivalents at the end of the period	$19,446	$12,025

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$–	$1,934
Cash paid for interest	$11	$50

Non-cash investing activities
Accrued purchase of property and equipment	$239	$192
Right-of-use assets obtained in exchange for lease obligations	$8	$–

6